UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)

Accredited Home Lenders Holding Co.

(Name of Subject Company)

Accredited Home Lenders Holding Co.

(Name of Persons Filing Statement)

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

00437P107

(CUSIP Number of Class of Securities)

James A. Konrath

Chief Executive Officer and Chairman of the Board

15253 Avenue of Science

San Diego, California 92128

(858) 676-2100

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

Copies to:

Aileen C. Meehan

David M. Smith

Dewey Ballantine LLP

1301 Avenue of the Americas

New York, New York 10019

(212) 259-8000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 8 amends and supplements Item 8 and Item 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed on June 19, 2007, as amended on July 3, 2007, July 17, 2007, July 30, 2007, August 3, 2007 and three times on August 10, 2007 (the “Schedule 14D-9”) with the Securities and Exchange Commission by Accredited Home Lenders Holding Co., a Delaware corporation (“Accredited”), relating to the offer by LSF5 Accredited Merger Co., Inc. (“Offeror”), a Delaware corporation and a wholly-owned subsidiary of LSF5 Accredited Investments, LLC (“Parent”), a Delaware limited liability company, to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of Accredited, at $15.10 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 19, 2007, as amended on July 3, 2007, July 17, 2007, July 30, 2007 and August 10, 2007 and in the related Letter of Transmittal.

Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information

Item 8 is hereby amended and supplemented by the addition of the following paragraphs at the end of the “Certain Litigation” section:

The Memorandum of Understanding entered into on August 10, 2007 by Accredited and named Accredited directors, Parent, Offeror and the plaintiff is filed as Exhibit (a)(5)(L) hereto and incorporated herein by reference. The Memorandum of Understanding outlines a proposed settlement that is subject to court approval, but it is structured in such a manner that the tender offer can be completed prior to the court’s decision with respect to the proposed settlement.

On August 13, 2007, Accredited filed a lawsuit against Lone Star Fund V (U.S.), L.P., Parent and Offeror seeking specific performance of Offeror’s obligations to close its tender offer for the outstanding common stock of Accredited and to complete the merger with Accredited. In an August 10, 2007 filing with the Securities and Exchange Commission, Parent and Offeror alleged that, as of the date of the filing, Accredited would fail to satisfy the conditions to the closing of the tender offer. The filing also stated that Offeror did not expect to accept Accredited shares tendered as of the end of the current offer period ending at 12:00 midnight, Eastern time, on August 14, 2007. As previously announced, assuming more than 50% of Accredited’s outstanding shares are tendered by the expiration of the current offer period on August 14, 2007, Accredited believes that all conditions to closing of the tender offer will have then been satisfied. Accordingly, Accredited has filed this lawsuit to hold Parent and Offeror to their obligations under the Agreement and Plan of Merger dated as of June 4, 2007, as amended by First Amendment dated as of June 15, 2007. The foregoing description does not purport to be complete and is qualified in its entirety by reference to the complaint which is attached hereto as Exhibit (a)(5)(M). Stockholders should read the complaint in its entirety for a more complete description of the allegations.

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits thereto:

Exhibit No.	Description

(a)(5)(L)	Memorandum of Understanding, dated August 10, 2007.

(a)(5)(M)	Complaint filed by Accredited in the Court of Chancery of the State of Delaware, County of New Castle on August 13, 2007.

(a)(5)(N)	Press Release issued by Accredited, dated August 13, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 13, 2007

Accredited Home Lenders Holding Co.

By:	/s/ David E. Hertzel
Name: David E. Hertzel Title: General Counsel